Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K/A

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________.

Commission file number: 1-4364

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

Ryder System, Inc.
11690 NW 105 Street
Miami, Florida 33178

Explanatory Note:

The Annual Report on Form 11-K of the Ryder System, Inc. 401(k) Savings Plan for the fiscal year ended December 31, 2014, filed with the Securities and Exchange Commission (SEC) on June 22, 2015 is amended by the filing of this Form 11-K/A Amendment No. 1 to revise certain inadvertent typographical errors in notes 3 and 10 to the Plan's financial statements and in Form 5500, Schedule H, Line 4i. This Form 11-K/A also revises the date in each of the Report of Independent Registered Certified Public Accounting Firm and Exhibit 23.1 ("Consent of Independent Registered Public Accounting Firm") from June 22, 2015 to June 25, 2015. Other than correcting the inadvertent typographical errors described above and amending the dates addressed above, this amendment does not modify or update in any way the financial statements and disclosures in the original Annual Report on Form 11-K.

Table of Contents

Report of Independent Registered Certified Public Accounting Firm

To the Administrator of
Ryder System, Inc. 401(k) Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Ryder System, Inc. 401(k) Savings Plan (the “Plan”) at December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Miami, Florida
June 25, 2015

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,
	2014	2013
Assets
Investments (at fair value):
Mutual funds	$552,647,457	$528,685,536
Fixed income securities	149,813,619	165,494,740
Common collective trusts	229,579,359	192,716,926
Ryder System, Inc. common stock	123,101,273	102,310,211
Short-term money market instruments	1,671,422	3,676,400
Wrapper contracts	34,852	37,755
Total investments	1,056,847,982	992,921,568
Receivables:
Notes receivable from participants	34,946,812	32,084,934
Participant contributions	424,701	331,048
Employer contributions	339,427	268,964
Due from broker	668,797	732,951
Total receivables	36,379,737	33,417,897

Total assets	1,093,227,719	1,026,339,465

Liabilities
Due to broker	162,914	211,377
Other liabilities	48,706	53,376

Total liabilities	211,620	264,753

Net assets available for plan benefits (at fair value)	$1,093,016,099	$1,026,074,712

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,388,993)	(1,857,081)

Net assets available for plan benefits (at contract value)	$1,091,627,106	$1,024,217,631

The accompanying notes are an integral part of these financial statements.

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	Years ended December 31,
	2014	2013
Additions to net assets attributed to:
Investment income:
Net appreciation in value of investments	$64,496,138	$152,577,809
Dividends	25,530,373	27,840,183
Interest	1,884,428	2,102,559
Net investment income	91,910,939	182,520,551

Interest income on notes receivable from participants	1,057,337	993,150

Contributions:
Employer	28,441,089	26,713,307
Participants	42,228,259	38,904,343
Participant rollovers	6,275,545	5,242,777
Total contributions	76,944,893	70,860,427

Total additions	169,913,169	254,374,128

Deductions from net assets attributed to:
Benefits paid to plan participants	101,112,058	86,838,876
Administrative expenses	1,391,636	1,379,751
Total deductions	102,503,694	88,218,627

Net increase	67,409,475	166,155,501

Transfer in from other plans	—	6,936,373

Net assets available for plan benefits:
Beginning of year	1,024,217,631	851,125,757
End of year	$1,091,627,106	$1,024,217,631

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.    Description of Plan

The following description of the Ryder System, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

General
The Plan, established January 1, 1993, is a defined contribution plan and, as such, is subject to some, but not all, of the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). It is excluded from coverage under Title IV of ERISA, which generally provides for guaranty and insurance of retirement benefits; and it is not subject to the funding requirements of Title I of ERISA. The Plan is, however, subject to those provisions of Title I and II of ERISA which, among other things, require that each participant be furnished with an annual financial report and a comprehensive description of the participant's rights under the Plan, set minimum standards of responsibility applicable to fiduciaries of the Plan, and establish minimum standards for participation and vesting.

The Plan Administrator is the Ryder System, Inc. Retirement Committee. The Plan's trustee and recordkeeper are Fidelity Management Trust Co. and Fidelity Investments Institutional Operations Company, respectively.

Eligibility
Participation in the Plan is voluntary. In general, all employees on the U.S. payroll of Ryder System, Inc. (the “Company”) and its subsidiaries that have adopted the Plan are immediately eligible to participate in the Plan. However, the following employees or classes of employees are not eligible to participate: (a) an employee who is in a unit of employees represented by a collective bargaining agent is excluded from participation in the Plan unless the unit has negotiated coverage under the Plan; (b) employees eligible to participate under another Company sponsored qualified savings plan; and (c) leased employees.

Contributions
Participant Contributions
Participants may elect to contribute pre-tax dollars to the Plan by having their compensation reduced by a maximum of the lesser of: a) 50% of compensation, b) the IRS limit of $17,500 and $17,500 for 2014 and 2013, respectively, or c) such other amount as shall be determined by the Company’s Retirement Committee from time to time. Additionally, participants may elect to make after-tax contributions to the Plan.

Participants who reach age 50 during the calendar year may be eligible to make catch-up contributions up to $5,500 in addition to the IRS limit of $17,500 for the years ended December 31, 2014 and 2013. Participants can also elect a direct rollover of an existing balance from a tax-qualified retirement or savings plan into the Plan. Participants may elect to contribute to any of twenty-five investment options and may direct the recordkeeper to transfer among investment options on a daily basis.

Employer Contributions
If a participant meets certain requirements related to employment date, age and service hours, the Company may contribute to the participant's account. Company contributions are invested in the investment options in the same allocation percentages as each participant’s contributions.

Salaried and non-salaried employees, other than field hourly employees of Ryder Integrated Logistics, Inc. (“RIL”), a wholly-owned subsidiary of the Company and other employee groups as described below, that are not grandfathered into the Ryder System, Inc. Retirement Plan are eligible to receive: (a) Company contributions equal to 3% of eligible pay, even if employees do not make contributions to the Plan and (b) a 50% Company match of participant contributions of up to 5% of eligible pay, subject to IRS limits upon meeting eligibility requirements.

For field hourly employees of RIL, the Company will make a basic contribution of $400 pro-rated on an annual basis, whether or not the employee contributes to the Plan. If the employee contributes to the Plan, in addition to the basic contribution, the Company will match the first $300 at 100% and match the next $800 at 50%.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

The Plan was amended on July 1, 2011 to include employees (SDS/DCC employees) acquired through the Scully Distribution Services, Inc. acquisition. Acquired SDS/DCC employees are eligible to participate in the Plan and will be credited with service earned while employed by the Scully companies. Once eligibility for employer matching contributions has been met, this group of employees, and newly hired employees and employees that transfer into these operations will be eligible to receive a 30% Company match of participant contributions up to 5% of eligible pay.

The plan was amended on June 18, 2012 to provide that employees (1) hired into the Company’s Dedicated Contract Carriage (“DCC”) division on or after April 1, 2012, and who are employed to service a new customer account for a customer with a primary account location located in (i) Arizona, (ii) California, (iii) Washington, (iv) Oregon, (v) Utah, (vi) Idaho, or (vii) Nevada, or who were hired by the Company prior to April 1, 2012 and (2) that have been transferred on or after April 1, 2012 to service a customer account in any of the seven account locations noted above; will not receive a Company contribution. However, upon satisfaction of the eligibility waiting period, these employees will receive a Company matching contribution of 30% of the first 5% of eligible pay.

On January 1, 2011, the Plan was amended to include employees acquired through the Total Logistic Control (“TLC”) acquisition, which was completed on December 31, 2010. The acquired TLC employees who met the requirements and were deemed eligible to participate under TLC’s plan were immediately eligible to receive Company matching contributions under the Plan. The acquired TLC hourly employees are eligible to receive: a) a 100% Company match of participant contributions up to 4% of eligible pay and b) a 50% Company match of participant contributions of the next 2% of eligible pay. The acquired salaried TLC employees are eligible to receive the same benefit as all other salaried employees (defined above). All acquired TLC employees are fully vested in the Company matching contributions.

The Company may make a discretionary contribution for salaried and non-salaried employees, other than RIL employees. This discretionary contribution may be based on the Company’s attainment of specified performance goals. Company contributions are for the benefit of those participants who meet eligibility requirements as defined by the Company’s Retirement Committee. For the years ended December 31, 2014 and 2013, the Company did not make any discretionary contributions.

Vesting
Participants are immediately vested in their contributions plus earnings thereon. Upon completion of two years of service, participants vest 25% in the Company contributions and the earnings attributable to such contributions and 25% upon completion of each year thereafter until they are fully vested. Participants will also become fully vested in Company contributions and the earnings attributable to such contributions when they reach age 65, become permanently disabled or upon death while employed by the Company. RIL field hourly employees’ basic Company contributions and the match on the first $300 of participant contributions are immediately fully vested.

Participant Accounts
Each participant's account is credited with the participant's contribution and with allocations of: (a) the Company's contribution, (b) Plan earnings, and charged with an allocation of administrative expenses. Expenses are allocated evenly across all eligible accounts for recordkeeping services. Loan and distribution expenses are charged directly to the respective participant. Trustee fees are allocated to participants’ accounts on a pro-rata basis based on the participant’s account balance. Earnings are currently allocated on a daily basis. The benefit for a participant is the benefit that can be provided from the participant's vested account. Participants forfeit the nonvested portion of their accounts in the Plan upon termination of employment with the Company. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. In 2014 and 2013, employer contributions were reduced by $1,691,401 and $1,236,051, respectively, from forfeited nonvested accounts. At December 31, 2014 and 2013, forfeited nonvested accounts available to reduce future employer contributions totaled $14,212 and $1,394, respectively.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and accrue interest at a fixed rate which is the prime rate as received from Reuters updated on the first business day of the quarter. The loan’s interest rate is fixed for the life of the loan. Principal and interest is paid ratably through payroll deductions. All principal and interest payments are allocated to the Plan's investment funds based on the participant's investment elections at the time of payment. Loans which are granted and repaid in compliance with the Plan provisions will not be considered distributions to the participant for tax purposes.

Benefits Paid
If a participant leaves the Company, the participant is entitled to receive the vested value of the account balance. If a participant’s vested account value is $1,000 or less, it will be paid as an automatic distribution. As of December 31, 2014 and 2013, there were no automatic distributions pending. If the vested value of the account balance is greater than $1,000, a participant may request an immediate lump-sum payment, or a participant may choose to delay payment to a later date, but not beyond April 1st of the year after the participant reaches age 70 ½. Participants may request a withdrawal of all or a portion of their elective contribution account balance if they can demonstrate financial hardship as defined by the Plan. Such amounts will be considered distributions to the participant for income tax purposes.

2.    Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting. Accounting guidance requires investment contracts held by a defined-contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were able to initiate permitted transactions under the terms of the Plan. Accordingly, the Statements of Net Assets Available for Plan Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions are subject to inherent uncertainties, which may result in actual amounts differing from reported amounts.

Investment Valuation and Income Recognition
Purchases and sales of securities are recorded on a trade-date basis. The Plan presents in the Statements of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the related gains (losses) and the unrealized appreciation (depreciation) on those investments. Dividends on mutual funds and Ryder System, Inc. common stock are recorded on the record date. Interest income is recorded on the accrual basis.

Notes Receivable from Participants
Notes Receivable from Participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Loans in default are recorded as distributions based upon the terms of the plan document and are included in benefits paid to participants.

Due to/from broker
Due to/from broker for investment securities purchased/sold include amounts payable or receivable to/from clearing organizations relating to investment security transactions to be settled.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Payment of Benefits
Benefits are recorded when paid.

Administrative Expenses
Trustee fees, management fees and other fund expenses are paid from the assets of the Plan. Loan administrative and origination fees and recordkeeping fees are paid by the participants.

Recent Accounting Pronouncements
On May 1, 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2015-07, Fair Value Measurements (Topic 820) - Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which removes the requirements to categorize within the fair value hierarchy and to make certain disclosures for investments eligible to be measured at fair value using the net asset value per share practical expedient.   The ASU becomes effective for the Plan January 1, 2016, with early adoption permitted.  Since this new guidance only amends the disclosure requirements, it will not impact the Plan’s statements of net assets available for plan benefits or statements of changes in net assets available for plan benefits.

3.    Fair Value Measurements

The Plan defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Accounting guidance establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of the fair value hierarchy are as follows:

Level 1
Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2
Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted market prices in markets that are not active; or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 Unobservable inputs for the asset or liability. These inputs reflect the Plan’s own assumption about the assumptions a market participant would use in pricing the asset or liability.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The Plan’s policy is to recognize significant transfers between levels at the end of the reporting period. There have been no changes in the methodologies at December 31, 2014 and 2013.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

The following tables present the Plan assets that are measured at fair value, on a recurring basis, and the levels of inputs used to measure fair value:

	Fair Value Measurements
	At December 31, 2014

Description	Level 1	Level 2	Level 3	Total
Mutual funds:
Growth funds	$385,701,354	$—	$—	$385,701,354
International growth funds	54,469,642	—	—	54,469,642
Index funds	67,522,985	—	—	67,522,985
Fixed income funds	44,953,476	—	—	44,953,476
	552,647,457	—	—	552,647,457

Synthetic guaranteed investment contracts:
Fixed income securities	—	149,813,619	—	149,813,619
Wrapper contracts	—	—	34,852	34,852
	—	149,813,619	34,852	149,848,471

Common collective trusts	—	229,579,359	—	229,579,359
Ryder System, Inc. common stock	123,101,273	—	—	123,101,273
Short-term money market instruments	1,671,422	—	—	1,671,422
Total investments at fair value	$677,420,152	$379,392,978	$34,852	$1,056,847,982

	Fair Value Measurements
	At December 31, 2013

Description	Level 1	Level 2	Level 3	Total
Mutual funds:
Growth funds	$366,488,551	$—	$—	$366,488,551
International growth funds	60,260,704	—	—	60,260,704
Index funds	61,092,049	—	—	61,092,049
Fixed income funds	40,844,232	—	—	40,844,232
	528,685,536	—	—	528,685,536

Synthetic guaranteed investment contracts:
Fixed income securities	—	165,494,740	—	165,494,740
Wrapper contracts	—	—	37,755	37,755
	—	165,494,740	37,755	165,532,495

Common collective trusts	—	192,716,926	—	192,716,926
Ryder System, Inc. common stock	102,310,211	—	—	102,310,211
Short-term money market instruments	3,676,400	—	—	3,676,400
Total investments at fair value	$634,672,147	$358,211,666	$37,755	$992,921,568

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

For the year ended December 31, 2014, there were no transfers in or out of Levels 1, 2 and 3.

The following table sets forth a summary of the changes in the fair value of the Plan’s Level 3 assets for the years ended December 31, 2014 and 2013:

Wrapper
Contracts

Balance at January 1, 2013	$206,361
Unrealized gains (losses) relating to instruments
held at December 31, 2013	(168,606)
Balance at December 31, 2013	37,755
Unrealized gains (losses) relating to instruments
held at December 31, 2014	(2,903)
Balance at December 31, 2014	$34,852

Gains and losses (realized and unrealized) included in changes in net assets for the period above are reported in net appreciation (depreciation) in fair value of investments in the Statements of Changes in Net Assets Available for Plan Benefits.

The following is a description of the valuation methodologies used as well as the level of input used to measure fair value.

Mutual funds: valued at quoted market prices, which represent the net asset value of the shares held in such funds. Each of these funds is considered an open ended mutual fund and are valued using a market approach. Fair value is based on a daily net asset value (“NAV”) that can be validated with a sufficient level of observable activity (i.e. purchases and sales at NAV) and therefore the mutual funds have been classified within Level 1 of the fair value hierarchy.

Synthetic guaranteed investment contracts (“GICs”): are stated at fair value. The fair value of GICs is calculated based on the market values of the underlying securities. A synthetic GIC is comprised of two components, an underlying investment contract (Fixed income securities) and a “wrapper” contract. Wrapper contracts generally change the investment characteristics of underlying securities to those of guaranteed investment contracts. The wrapper contracts provide that benefit-responsive distributions for specific underlying securities may be withdrawn at contract or face value. Benefit-responsive distributions are generally defined as a withdrawal due to a participant’s retirement, disability or death, or participant directed transfers, in accordance with the terms of the Plan. The fair value of the wrapper contracts is determined using a discounted cash flow model which considers recent rebids as determined by recognized dealers, discount rate and the duration of the underlying portfolio.

The investment contract includes a variety of investment grade government and corporate debt securities. The government and corporate debt securities are not actively traded and fair values are estimated using bids provided by brokers, dealers or quoted prices of similar securities with similar characteristics or pricing models and have been classified within Level 2 of the fair value hierarchy.

Common collective trusts: valued at the net asset value per unit as determined by the collective trust as of the valuation date, which approximates fair value. Each fund consists of a commingled trust that invests in a diversified portfolio of equity index, fixed income index and/or short-term products. The fund’s fair value is measured as the fair value of the ownership interest in the fund. Since the units of the trusts are not actively traded, the fair value measurements have been classified within Level 2 of the fair value hierarchy.

Ryder System, Inc. common stock: valued at the closing price reported on the active market on which the individual security is traded and therefore, has been classified within Level 1 of the fair value hierarchy.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Short-term money market instruments: are stated at NAV. The short-term money market instruments are invested in the Colchester Street Fund - Money Market Portfolio: Class I and Fidelity Institutional Money Market Portfolio: Class I fund. The funds invest in money market funds to provide daily liquidity. Fair value is based on the NAV that can be validated with a sufficient level of observable activity (i.e. purchases and sales at NAV) and were therefore classified within Level 1 of the fair value hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

4.     Investments

The Plan held the following individual investments whose aggregate fair value equaled or exceeded 5% of the Plan's net assets at December 31:

	2014	2013

Ryder System, Inc. common stock,1,325,808 and 1,386,693 shares, respectively	$123,101,273	$102,310,211

Fidelity Contrafund K, 1,145,077 and 1,154,835 shares respectively	$112,103,045	$110,945,039

Fidelity Growth Co. K 1,347,211 and 1,371,132 shares respectively	$177,454,587	$164,138,238

JP Morgan Equity Income Select Fund, 4,975,986 and 5,027,971 shares, respectively	$71,007,316	$65,615,027

MFS Institutional International Equity Fund, 2,371,401 and 2,487,561 shares, respectively	$49,585,996	$55,796,003

The Plan's investments (including gains (losses) on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows during the years ended December 31:

	2014	2013

Mutual funds	$26,114,493	$94,393,011
Common collective trusts	12,466,696	23,454,149
Ryder System, Inc. common stock	25,914,949	34,730,649
	$64,496,138	$152,577,809

5.    Investment Contracts with Insurance Companies

The Interest Income Fund, one of the Plan's investment options, may be invested in short-term money market instruments and in fully benefit-responsive synthetic guaranteed investment contracts with various insurance companies, banks, and financial institutions. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for the benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of the investment at contract value.

There are no reserves against contract value for credit risk of a contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) any substantive modification to the Plan or administration of the Plan that is not consented to by the contract issuer (including complete or partial plan termination or merger with another plan), (2) establishment of a defined contribution

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

plan that competes with the Plan for employee contributions, (3) plan sponsor events, such as divestitures, spin-offs or early retirement programs that cause a significant withdrawal from the Plan, (4) transfer of assets from the fund directly to a competing option (5) the failure of the Plan to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code. The Plan administrator does not believe that the occurrence of any of these events, which would limit the Plan’s ability to transact at contract value with participants, is probable.

In general, the wrap issuers may terminate the contract at fair value if there is a change in the qualification status of the Plan, if there is a breach of material obligations under the contract and misrepresentations by the contract holder, if there is a failure of the underlying portfolio to conform to the pre-established investment guidelines, if the contract holder assigns its interest in the contract without permission, if the investment manager is terminated and a successor manager acceptable by the wrap issuers is not appointed, or the contract holder engages in fraud or deceit related to the wrap contract.

The average yield earned by the Plan for all investments held by the Interest Income Fund was approximately 0.8% and 0.9% for the year ended December 31, 2014 and 2013, respectively. The average yields earned by the Plan for all investments held by the Interest Income Fund based on the actual interest rates credited to participants was approximately 0.9% and 0.8% for the year ended December 31, 2014 and 2013, respectively.

6.    Risks and Uncertainties

The Plan's invested assets ultimately consist of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statements of Changes in Net Assets Available for Plan Benefits.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across twenty-three participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Ryder System, Inc. common stock fund, which invests in a single security. The Plan's exposure to credit risk on the wrapper contracts is limited to the fair value of the contracts with each company.

7.     Related Party Transactions

The Plan holds shares of Ryder System, Inc. common stock (1,325,808 and 1,386,693 shares at December 31, 2014 and 2013, respectively), and recorded dividend income ($1,924,608 and $1,878,656 in 2014 and 2013, respectively), net realized gains on sale ($11,040,074 and $8,180,466 in 2014 and 2013, respectively) and net unrealized appreciation in value of these securities ($14,874,875 and $26,550,183 in 2014 and 2013, respectively). Accordingly, these shares qualify as a party-in-interest.

The Plan also holds shares of mutual funds managed by Fidelity Management Company, which are affiliated with the Plan's current trustee. The Plan has recorded dividend income, net realized gains (losses) on sales and net unrealized appreciation (depreciation) in value of these securities. Accordingly, these transactions qualify as a party-in-interest. Fees incurred by the Plan to Fidelity Management Company for investment management and recordkeeping services amounted to $783,430 and $763,784 for the years ended December 31, 2014 and 2013, respectively. These fees are recorded as administrative expenses in the accompanying Statements of Changes in Net Assets Available for Plan Benefits.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

8.     Plan Termination

While it has not expressed any intention to do so, the Company may amend or terminate the Plan at any time. In the event of termination, Plan assets are payable to each participant in a lump sum equal to the balance in the participant's account.

9.     Tax Status of the Plan

The Plan qualifies as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended, (the "Code") and also qualifies as a cash or deferred arrangement under Section 401(k) of the Code and, therefore, is exempt from federal income taxes under Section 501(a) of the Code. A favorable tax determination letter dated September 23, 2013 has been obtained from the Internal Revenue Service. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the code.

Under a plan qualified pursuant to Sections 401(a) and (k) of the Code, participants generally will not be taxed on contributions or matching contributions, or earnings thereon, until such amounts are distributed to participants or their beneficiaries under the Plan. The tax-deferred contributions and matching contributions are deductible by the Company for tax purposes when those contributions are made, subject to certain limitations set forth in Section 404 of the Code.

Participants or their beneficiaries will be taxed, at ordinary income tax rates, on the amount they receive as a distribution from the Plan at the time they receive the distribution. However, if the participant or beneficiary receives a lump sum payment of the balance under the Plan in a single taxable year, and the distribution is made by reason of death, disability or termination of employment of the participant, or after the participant has attained age 59 1/2, then certain special tax rules may be applicable.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Company has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2014, there are no uncertain tax positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

10.     Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,
	2014	2013

Net assets available for plan benefits per the financial statements	$1,091,627,106	$1,024,217,631
Adjustment for fair value of fully benefit-responsive
investment contracts	1,388,993	1,857,081
Net assets available for plan benefits per the Form 5500	$1,093,016,099	$1,026,074,712

The following is a reconciliation of total additions per the financial statements to the Form 5500:

	December 31,
	2014	2013

Total additions per the financial statements	$169,913,169	$254,374,128
Prior year adjustment from fair value to contract value
for fully benefit-responsive investment contracts	(1,857,081)	(3,195,500)
Current adjustment from fair value to contract value
for fully benefit-responsive investment contracts	1,388,993	1,857,081
Total income per the Form 5500	$169,445,081	$253,035,709

11. Plan Transfers

There were no transfers into or out of the Plan during 2014. During 2013, assets of $6,936,373 were transferred into the Plan related to the acquisition of a certain group of employees.

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2014

(a)	(b)	(c)		(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value		Cost	Current Value

	SHORT-TERM MONEY MARKET INSTRUMENTS:

*	COLCHESTER STREET FUND: MONEY MARKET PORTFOLIO:CLASS I	—	0.064%	**	$946,616
*	FIDELITY INSTITUTIONAL MONEY MARKET PORTFOLIO:CLASS I	—	0.07%	**	724,806
	Total Short-Term Money Market Instruments				1,671,422

	SYNTHETIC GUARANTEED INVESTMENT CONTRACTS:

	FIXED INCOME SECURITIES:
	SSGA GOVERNMENT ST INVESTMENT FUND	—	1.04%	**	3,536,717
	AMERICAN EXP MTN	6/5/2017	1.125%	**	798,431
	AMXCA	6/15/2020	1.43%	**	724,047
	AMERICAN HONDA	7/14/2017	1.2%	**	501,058
	AMERICAN INTL GROUP	7/16/2019	2.3%	**	303,468
	ANHEUSER BUSCH	7/15/2017	1.375%	**	317,744
	AUSTRALIA & NZ BK	2/12/2016	0.9%	**	343,202
	ANZ NY BRAN	1/10/2017	1.25%	**	251,575
	BG ENERGY	10/15/2016	2.875%	**	206,272
	BNP PARIBAS MTN	9/14/2017	2.375%	**	327,755
	BPCE SA	2/10/2017	1.625%	**	352,955
	BPCE SA	7/15/2019	2.5%	**	253,867
	BMWLT	2/21/2017	0.73%	**	715,505
	BANK OF AMER NA	11/14/2016	1.125%	**	848,428
	BANK AMER NA	2/14/2017	1.25%	**	264,664
	BANK AMER FDG	9/1/2015	3.7%	**	221,426
	BANK AMER FDG COR	8/25/2017	1.7%	**	321,984
	BANK TOKYO-MTS	9/9/2016	1.55%	**	454,192
	BANK T-M UFJ	9/8/2017	1.45%	**	298,611
	BARCLAYS PLC	11/8/2019	2.75%	**	199,557
	BAYER US FIN	10/6/2017	1.5%	**	340,414
	BAYER US FIN2	10/8/2019	2.375%	**	201,889
	BECTON DICKINSO	12/15/2017	1.8%	**	209,954
	BECTON DICKINSO	12/15/2019	2.675%	**	46,660
	COMET	9/16/2019	0.96%	**	1,495,116
	COMET	1/15/2020	1.26%	**	999,341
	CARMX	4/16/2018	0.97%	**	1,172,972

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2014

(a)	(b)	(c)		(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value		Cost	Current Value

	CHAIT	1/15/2019	1.15%	**	750,015
	CHEVRON CORP NE	12/5/2017	1.104%	**	323,644
	CISCO SYSTEMS	3/3/2017	1.1%	**	351,528
	CITIGROUP INC.	8/14/2017	1.55%	**	300,944
	CITIGROUP INC.	11/24/2017	1.85%	**	620,481
	CCCIT	9/7/2018	1.32%	**	504,862
	CCCIT	2/22/2019	1.02%	**	999,810
	CITIZENS BANK NA	12/4/2017	1.6%	**	299,018
	COMMONWLTH BK ASTL	3/13/2017	1.125%	**	329,968
	COMMONWEALTH BK NY	9/8/2017	1.4%	**	469,546
	CREDIT SUISSE NY	5/26/2017	1.375%	**	399,504
	CREDIT SUISSE M FRN	3/11/2016	0.5389%	**	499,958
	DAIMLER FIN	8/1/2017	1.375%	**	800,904
	DEUTSCHE BANK AG	2/13/2017	1.4%	**	832,770
	DCENT	4/15/2019	1.04%	**	799,582
	DCENT	10/15/2019	1.22%	**	1,548,196
	DCENT	4/15/2020	1.39%	**	793,831
	FHLG 15YR #E98688	8/1/2018	4.5%	**	50,746
	FHLG 15YR #E99205	9/1/2018	4.5%	**	19,123
	FHLG 15YR #E99833	10/1/2018	4.5%	**	26,388
	FHLG 15YR #G13598	4/1/2020	5%	**	99,372
	FHLG 15YR #G05815	7/1/2035	5.5%	**	44,178
	FHLM ARM #1J1228	11/1/2035	2.164%	**	38,836
	FHLG 10YR #J16393	8/1/2021	3%	**	88,158
	FHLG 10YR #J16442	8/1/2021	3%	**	77,610
	FHLM ARM #1B8124	5/1/2041	3.71%	**	26,473
	FHLM ARM #1B8179	4/1/2041	3.242%	**	21,464
	FHLM ARM #1B8304	5/1/2041	3.468%	**	23,140
	FHLM ARM #1B8372	6/1/2041	3.626%	**	31,492
	FHLM ARM	6/1/2041	3.298%	**	21,237
	FHLM ARM #1B8533	8/1/2041	2.971%	**	63,724
	FHLM ARM #1B8608	9/1/2041	3.126%	**	41,561
	FHLM ARM #1B8659	9/1/2041	3.227%	**	12,459
	FHLG #G01665	3/1/2034	5.5%	**	65,022
	FHLG 15YR #E02787	9/1/2025	4%	**	120,510
	FHLG 15YR #E02867	4/1/2026	4%	**	62,087
	FHLG 15YR #B10931	11/1/2018	4.5%	**	16,095
	FHLB	5/24/2017	0.875%	**	964,449
	FHLB	9/28/2016	0.5%	**	1,498,371
	FHLB	11/23/2016	0.625%	**	879,899
	FHLM ARM #848185	8/1/2036	2.352%	**	19,165
	FHLM AR #849255	10/1/2042	2.405%	**	176,020

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2014

(a)	(b)	(c)		(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value		Cost	Current Value
				Cost	Value
	FHR 2313 C	5/15/2031	6%	**	19,276
	FHLMC	5/12/2017	1.25%	**	241,240
	FHLMC	2/22/2017	0.875%	**	1,491,139
	FNMA 15YR #253633	1/1/2016	6.5%	**	1,065
	FNMA #310105	11/1/2034	5.5%	**	351,025
	FNMA ARM #AI3469	7/1/2041	3.235%	**	32,786
	FNMA ARM #AI4358	8/1/2041	2.984%	**	23,587
	FNMA ARM #AI6050	7/1/2041	3.563%	**	26,125
	FNMA ARM #AI6819	10/1/2041	3.318%	**	10,288
	FNMA ARM #AI9813	9/1/2041	2.982%	**	12,389
	FNMA ARM #AJ3399	10/1/2041	3.059%	**	16,642
	FNMA ARM #AH5259	8/1/2041	2.739%	**	117,558
	FNMA 15YR #AO2244	6/1/2042	2.542%	**	31,803
	FNMA 15YR #545725	6/1/2017	7%	**	4,602
	FNMA 15YR #555532	12/1/2017	7%	**	5,160
	FNMA 15YR #619196	2/1/2016	7%	**	344
	FNMA 15YR #637071	3/1/2017	6.5%	**	12,197
	FNR 2008-95 AD	12/25/2023	4.5%	**	92,841
	FNMA ARM #735011	11/1/2034	2.153%	**	34,157
	FNMA ARM #802852	12/1/2034	2.428%	**	31,757
	FNMA ARM #889946	5/1/2035	2.329%	**	45,008
	FNMA ARM #995017	2/1/2035	2.246%	**	378,962
	FNMA ARM #995414	7/1/2035	2.375%	**	42,709
	FNMA ARM #995415	10/1/2035	2.211%	**	133,048
	FNMA ARM #995606	11/1/2036	2.276%	**	47,460
	FNMA ARM #995609	4/1/2035	2.359%	**	17,347
	FNMA ARM #AD0066	12/1/2033	2.364%	**	65,632
	FNMA ARM #AD0820	3/1/2040	2.445%	**	35,156
	FNMA ARM #AD1555	3/1/2040	3.567%	**	50,380
	FNMA ARM #AE6806	11/1/2040	2.96%	**	11,188
	GSINC	1/22/2018	2.375%	**	175,541
	GOLDMAN SAC GRP	2/7/2016	3.625%	**	468,329
	GOLDMAN SACHS GRP	1/31/2019	2.625%	**	650,955
	HSBC USA INC	1/16/2018	1.625%	**	154,554
	HSBC USA INC	11/13/2017	1.5%	**	300,030
	HSBC USA INC	6/23/2019	2.25%	**	159,835
	HSBC BANK	5/24/2016	3.1%	**	880,512
	HSBC	5/15/2018	1.5%	**	198,220
	HART	2/15/2018	1.01%	**	1,003,324
	HYUNDAI CAP AME	2/6/2019	2.55%	**	222,290
	INTERCONT EXCH	10/15/2018	2.5%	**	119,749
	JPMORGAN CHASE & CO	8/15/2017	2%	**	813,708

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2014

(a)	(b)	(c)		(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value		Cost	Current Value

	KEYBANK NATL	2/1/2018	1.65%	**	250,778
	KEY BANK	11/25/2016	1.1%	**	799,714
	MFRS & TRADERS TR	7/25/2017	1.4%	**	803,737
	MEDTRONIC PLC	3/15/2020	2.5%	**	154,629
	MEDTRONIC PLC	3/15/2018	1.5%	**	252,033
	MBART	8/15/2017	0.78%	**	901,584
	MET LIFE GLBL	1/10/2018	1.5%	**	600,536
	MET LIFE GLB	4/10/2017	1.3%	**	801,289
	MICROSOFT CORP	11/15/2017	0.875%	**	51,544
	MITSUBISHI	10/16/2019	2.45%	**	200,962
	MIZUHO CORP BK	10/17/2017	1.55%	**	710,560
	MIZUHO CORP	3/21/2018	1.85%	**	249,946
	MORGAN STANLEY	1/5/2018	1.875%	**	379,593
	NEW YORK LIFE	10/30/2017	1.3%	**	428,838
	NALT	2/15/2017	0.8%	**	999,687
	NORDEA BK AB	4/4/2019	2.375%	**	202,912
	NORDEA BK AG	5/13/2016	0.875%	**	200,098
	NEF 2005-1 A5	10/30/2045	0.9831%	**	57,684
	PRICOA GLOBAL	11/25/2016	1.15%	**	849,582
	PRICOA GLOBAL	8/18/2017	1.35%	**	230,216
	RIO TINTO FIN	6/17/2016	1.375%	**	270,391
	ROYAL BK CAN GL	3/8/2016	0.85%	**	451,453
	ROYAL BANK CAN	9/9/2016	1.45%	**	303,557
	ROYAL BANK OF CAN	1/23/2017	1.2%	**	351,606
	SHERWIN WILLIAM	12/15/2017	1.35%	**	168,942
	SIMON PROPERTY	2/1/2019	2.2%	**	161,295
	SUMITOMO BKG	7/19/2016	1.45%	**	353,671
	SUMITOMO BKG	1/10/2019	2.45%	**	254,041
	SUMITOMO BKG	7/11/2019	2.25%	**	250,280
	TORONTO DOMINI	10/19/2016	2.375%	**	514,096
	TORONTO DOMINI	9/9/2016	1.5%	**	253,460
	TOTAL CAP INTL	6/28/2017	1.55%	**	170,613
	TOTAL CAP INTL	1/10/2017	1%	**	850,532
	TRANS CAD PIPE	6/30/2016	0.9366%	**	351,674
	US BANK NA	1/30/2017	1.1%	**	1,003,835
	US BANK NA CIN	10/28/2019	2.125%	**	271,129
	UNION BK NA	6/6/2016	3%	**	360,127
	UST NOTES	12/15/2016	0.625%	**	5,815,835
	USTN	1/15/2017	0.75%	**	8,881,863
	USTN	9/30/2016	0.5%	**	23,323,092
	USTN	10/15/2017	0.875%	**	11,325,279
	USTN	10/31/2016	0.375%	**	2,641,095

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2014

(a)	(b)	(c)		(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value		Cost	Current Value

	USTN	12/15/2017	1%	**	2,052,301
	USTN	7/31/2015	1.75%	**	11,508,851
	USTN	9/30/2016	1%	**	5,449,367
	USTN	11/30/2016	0.875%	**	4,819,106
	USTN	6/30/2017	0.75%	**	16,275,957
	VOLKSWAGEN GR	5/23/2017	1.25%	**	797,169
	VOLKSWAGEN	11/18/2016	1.125%	**	1,000,547
	WESTPAC BANK CORP	5/19/2017	1.2%	**	797,620
	WESTPAC BANKING	12/1/2017	1.5%	**	309,051
	Total Fixed Income Securities				149,813,619

	WRAPPER CONTRACTS:
*	Transamerica Premier Life	evergreen	1.07% contract	**	18,258
*	State Street Bank and Trust Company, ACT/107035	evergreen	1.07% contract	**	16,594
	Total Wrapper Contracts				34,852

	Total Synthetic Guaranteed Investment Contracts				149,848,471

	MUTUAL FUNDS:
*	Spartan Ext Mkt Index		451,759 shares	**	24,928,078
*	Spartan Int'l Index		131,210 shares	**	4,883,646
*	Fidelity Contrafund K		1,145,077 shares	**	112,103,045
*	Fidelity Growth Co K		1,347,211 shares	**	177,454,587
*	Spartan US Bond Idx Is		3,829,087 shares	**	44,953,476
*	Spartan 500 Index Inst.		584,613 shares	**	42,594,907
	VOYA Small Cap Opps		428,364 shares	**	25,136,406
	MFS Institutional International Equity Fund		2,371,401 shares	**	49,585,996
	JP Morgan Equity Income Select Fund		4,975,986 shares	**	71,007,316
	Total Mutual Funds				552,647,457

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2014

(a)	(b)	(c)		(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value		Cost	Current Value

	COMMON COLLECTIVE TRUSTS:
*	Pyramis Index Lifecycle 2000 Commingled Pool		355,440 units	**	4,368,355
*	Pyramis Index Lifecycle 2005 Commingled Pool		98,365 units	**	1,263,010
*	Pyramis Index Lifecycle 2010 Commingled Pool		348,950 units	**	4,728,267
*	Pyramis Index Lifecycle 2015 Commingled Pool		1,585,047 units	**	21,382,281
*	Pyramis Index Lifecycle 2020 Commingled Pool		2,724,452 units	**	35,990,008
*	Pyramis Index Lifecycle 2025 Commingled Pool		3,083,598 units	**	42,368,632
*	Pyramis Index Lifecycle 2030 Commingled Pool		2,724,790 units	**	36,130,718
*	Pyramis Index Lifecycle 2035 Commingled Pool		2,051,375 units	**	27,898,698
*	Pyramis Index Lifecycle 2040 Commingled Pool		1,545,344 units	**	20,815,783
*	Pyramis Index Lifecycle 2045 Commingled Pool		1,322,934 units	**	17,938,989
*	Pyramis Index Lifecycle 2050 Commingled Pool		911,100 units	**	12,263,403
*	Pyramis Index Lifecycle 2055 Commingled Pool		320,406 units	**	4,431,215
	Total Common Collective Trusts				229,579,359

*	Ryder System, Inc. common stock		1,325,808	**	123,101,273
	Total investments per net assets available for plan benefits				1,056,847,982

*	Notes receivable from participants	maturing thru 2030	3.25% - 9.5%		34,946,812
	Investments at Fair Value				1,091,794,794

*	Represents a Party-In-Interest
**	Indicates a participant directed investment; the cost disclosure is not required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Ryder System, Inc. Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RYDER SYSTEM, INC.
401(k) SAVINGS PLAN

Date June 25, 2015	By: /s/ Boon S. Ooi
Boon S. Ooi
Vice President of Compensation and Benefits

EXHIBIT INDEX

EXHIBIT
NUMBER                DESCRIPTION

23.1	Consent of Independent Registered Certified Public Accounting Firm - PricewaterhouseCoopers LLP